

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 1, 2008

Via U.S. Mail

Kirk S. Hachigian
Chairman of the Board
Cooper Industries, Ltd.
600 Travis, Suite 5600
Houston, Texas 77002

    Re: Cooper Industries, Ltd.
       Annual Report on Form 10-K for the fiscal year ended December 31, 2007
       Filed February 22, 2008

Dear Mr. Hachigian:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director